SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                       Ryanair Announces Mandate awarded

                           to Royal Bank of Scotland

               for the Financing of Eight Boeing 737-800 Aircraft



Ryanair Holdings plc today (Monday, 2nd December 2002) is pleased to announce that they have mandated Royal Bank of Scotland ("RBS") to underwrite the financing of 8 Boeing 737-800 next generation aircraft, under an Export-Import Bank of the US export credit guarantee programme. The eight aircraft have a total value of $414m and will be delivered between December 2002 and April 2003.

The transaction will be managed by RBS' specialist aviation unit, Lombard Aviation Capital, based in Dublin, in conjunction with RBS Structured Trade Finance. Ryanair has an established relationship with Ulster Bank, RBS' Irish banking subsidiary.

Commenting on the mandating of Royal Bank of Scotland, Ryanair's Director of Finance, Howard Millar said:


        "We are pleased to mandate Royal Bank of Scotland to underwrite the financing of eight Boeing 737-800 aircraft, following a very competitive tendering process. Not only are RBS a provider of specialist aviation financing products but we also have a banking relationship with RBS and its Irish subsidiary Ulster Bank in relation to treasury products. We look forward to Royal Bank of Scotland being a part of Ryanair's core to long-term banking relationships."


ENDS.                                                  Monday, 2nd December 2002

For further info
please contact:               Howard Millar               Pauline McAlester

Ryanair Holdings plc          Murray Consultants

Tel. 353-1-8121212            Tel. 353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director